Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX   ISIN: ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the company”)

TRP121: NOTIFICATION OF A DISPOSAL OF A BENEFICIAL INTEREST IN SECURITIES

In compliance with section 122(3)(b) of the Companies Act 71 of 2008 (“the Companies Act”) and Regulation 121(2)(b) of the Companies Act Regulations, shareholders are advised that MiX Telematics has received notification from Massachusetts Financial Services Company (registered as an investment advisor with the US Securities Exchange Commission) (“MFS”) of its disposal of MiX Telematics American Depositary Shares listed on the New York Stock Exchange such that MFS now indirectly beneficially holds 4.74% of the total issued shares of the company.

8 April 2014

JSE sponsor